2100 Highway 55 Medina, MN 55340-9770 763-542-0500 office 763-542-0595 fax

November 16, 2012

BY EDGAR

Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-11411

Dear Mr. Shenk:

On behalf of Polaris Industries Inc. and its wholly owned subsidiaries (collectively, the “Company” or “Polaris”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2012.

Note 9: Commitments and Contingencies, page 69

Comment:

1.
We note disclosure of a case relating to a 2008 accident that was not previously disclosed in your Form 10-K. We also note that management has determined that the defense of the suit or its outcome could have a material adverse effect on the company’s financial condition and that management is unable to estimate the range of reasonably possibly loss associated with this claim. As ASC 450 requires disclosure of the nature of a contingency if the loss is probably or reasonable possible, please tell us what circumstances have changed since the previous reporting period (December 31, 2010) that resulted in the determination that a loss is probably or reasonably possible. Also in this regard, (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate. We recognize that there are number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonable possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Securities and Exchange Commission
November 16, 2012

Response:

Polaris advises the Commission Staff that key members of our internal legal and financial teams quarterly evaluate the status of legal matters in determining the probability of the incurrence of a loss and whether a loss is reasonably estimable, along with evaluating the quarterly disclosures regarding such matters for compliance under ASC 450 and SEC Item 103. When a loss is probable and reasonably estimable, we record an accrual for the matter. We utilize historical trends and actuarial analysis tools, along with an analysis of current claims, to assist in determining the appropriate loss accrual, and when necessary for the financial statements not to be misleading we disclose the nature of an individual accrual. When a material loss, or material loss in excess of an accrued amount, is reasonably possible, we disclose the nature of the contingency and the amount of such loss or range of loss if it can be reasonably estimated. If we are unable to estimate the range of reasonably possible loss associated with a matter, we state that we are unable to do so.

As it pertains to the 2008 accident referenced in your comment, since being made aware of the claim when it was filed in January 2010, we have quarterly evaluated information learned through the litigation process, including written discovery, depositions of fact and expert witnesses, voluntary mediations, and court-ordered settlement conferences. In this quarterly evaluation we also consider our experience in other cases and the advice of experts and counsel involved in the matter.

Upon initial consideration of the known facts and circumstances of the referenced case, we thought it was probable that we would seek to settle the claim to avoid the expense, delay and uncertainty of trial and accrued an amount for an estimated settlement beginning in the year ended December 31, 2010. The amount of the accrual for the referenced case was not material to our financial condition, results of operations or cash flows. As the case progressed and we received additional information from the discovery process culminating in the fourth quarter of 2011 regarding (a) the nature and extent of plaintiff’s damage claims, (b) the nature and lack of flexibility in settlement demands from the plaintiff, (c) details about the division of liability among other potentially liable parties and the financial condition of those parties, and (d) the court and venue where the jury trial would take place, we determined that the possibility that we could experience a loss in excess of the amount we had accrued was more than remote, and that there could be no assurances that the outcome of the case will not have a material adverse effect on our financial condition. This information led us to make a disclosure in our Form 10-K for the year ended December 31, 2011. It should be noted that we continue to believe that a loss in excess of the amount we had accrued is not probable based on the merits of the claim against us and we intend to defend vigorously against the action.

Securities and Exchange Commission
November 16, 2012

As we continue to evaluate the referenced case, we recognize this to be a complex case which may require allocation of fault among multiple parties and determination of multiple damage claims, all of which are based on numerous extremely subjective assumptions. This complexity combined with the uncertainty surrounding the judge and composition of the jury has led to our inability to reasonably estimate a range of loss. Accordingly, we have stated in our filings that “[m]anagement is unable to estimate the range of reasonably possible loss associated with this claim.” We will continue to assess this matter in accordance with the procedures described above and will provide an estimate of the range of loss if and when we can reasonably estimate that range at any point in the future.

***

In responding to the Commission Staff’s questions and comments, we acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in our filing,

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing, and

●	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Commission Staff finds this letter to be fully responsive to the concerns raised in your October 19, 2012 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,

/s/ Michael W. Malone
Michael W. Malone,
Vice President—Finance and
Chief Financial Officer

cc:	Scott W. Wine
Stacy L. Bogart